Exhibit (a)(1)(xv)

PRESS RELEASE

Fintech Telecom and Affiliates Announce Second Extension of Tender Offer for

Class B Shares and ADSs of Telecom Argentina

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New York, NY, October 21, 2016 — Fintech Telecom, LLC (“Fintech Telecom”), along with its affiliates Fintech Advisory Inc. and David Martínez, announced today the second extension of the expiration of its previously announced all-cash tender offer in the U.S. (the “U.S. Offer”) for all outstanding Class B Shares held by U.S. holders and all outstanding American depositary shares (“ADSs”) of Telecom Argentina S.A. to 5:00 p.m., New York City time, on November 11, 2016 (the “New Expiration Time”), unless further extended. The U.S. Offer was previously scheduled to expire at 5:00 p.m., New York City time, on October 28, 2016.  The deadline for holders to submit tax cost certificates in respect of Argentine capital gains tax withholding to Computershare Trust Company, N.A., the U.S. receiving agent for the U.S. Offer (the “U.S. Receiving Agent”),  is 11:59 p.m., New York City time, on November 4, 2016, which is the date that is five business days prior to the New Expiration Time.

Except for the extension of the Expiration Time and the deadline for submission of tax cost certificates described in this press release, all other terms and conditions of the U.S. Offer will remain in full force and effect. The U.S. Receiving Agent has advised Fintech Telecom that, as of 5:00 p.m., New York City time, on October 20, 2016, no Class B Shares and 3,478,908 ADSs have been validly tendered and not validly withdrawn pursuant to the U.S. Offer, which represents approximately 3.73% of the outstanding Class B Shares (including Class B Shares the rights to which are represented by ADSs). Holders who have already tendered their Class B Shares or ADSs do not have to re-tender their securities or take any other action as a result of the extension of the expiration date of the U.S. Offer.

The expiration of the simultaneous offer by Fintech Telecom in Argentina (the “Argentine Offer”), in accordance with the tender offer rules of the Republic of Argentina, to purchase all outstanding Class B Shares of Telecom Argentina not owned by Fintech Telecom or its affiliates is also expected to be extended and a separate press release will be issued in the event of an extension. The Argentine Offer is currently scheduled to expire at 1:00 p.m., Buenos Aires time, on October 28, 2016.

Additional Information

This press release is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of TEO. Complete terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase, Letter of Transmittal and other related materials that were filed by the Bidders with the SEC on September 15, 2016. Copies of the U.S. Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the U.S. information agent for the U.S. Offer, toll free at (866) 721-1211, or for bankers and brokers, at (212) 269-5550 or via email at teco@dfking.com. The receiving agent in the U.S. for purposes of the U.S. Offer is Computershare, Inc.

For further information please contact:

Julio R. Rodriguez, Jr.

Fintech Telecom, LLC

375 Park Avenue, 38th Floor

New York, New York 10152

Telephone: (212) 593-4500